April 9, 2008

H. Christopher Owings, Assistant Director

Donna Di Silvio, Senior Staff Accountant

Milwood Hobbs, Staff Accountant

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 24, 2007
Filed April 25, 2007
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2007
Form 10-Q for the Fiscal Quarter Ended June 16, 2007
Filed July 26, 2007
Form 10-Q for the Fiscal Quarter Ended September 8, 2007
Filed October 18, 2007
Form 10-Q for the Fiscal Quarter Ended December 1, 2007
Filed January 10, 2008
File No.: 1-5418

Dear Mr. Owings,

On behalf of SUPERVALU INC. (the “Company”), this letter is in response to your comment letter dated March 27, 2008 with respect to the above referenced matter. The numbered paragraph in this response letter corresponds to the numbered paragraph in the Staff’s letter. We appreciate the Staff’s comments.

Form 10-K for the Fiscal Year Ended February 24, 2007

Retail Food, page 4

Principal Markets, page 5

1.

We have read your response and note your revised disclosure to comment one of our letter dated February 29, 2008 regarding revenue contributed by each class of product or service. It is not clear to us why you believe disclosing 80% of your revenues in a “retail food and supply chain sales” category would provide investors with an understanding of your sales mix as opposed to separate information on the components within your retail food and supply chain sales such as food, prescription drugs, non-food items such as general merchandise and household goods, and supply chain services. Further, we are not persuaded that your proposed disclosure meets the requirements of Item 101(c)(1)(i) of Regulation S-K or paragraph 37 of SFAS 131. Please revise for each period presented to report revenues for each product and service or each group of similar products and services and show us in your supplemental response what the revised disclosure will look like.

Response:

As we discussed with Ms. Di Silvio and Mr. Hobbs on Tuesday, April 8, 2008, it is management’s view that our disclosure regarding revenue contributed by each class of products or services complies with the requirements of Item 101(c)(1)(i) of Regulation S-K (“Item 101”) and in paragraph 37 of SFAS 131 (“SFAS 131”). As part of our disclosure review process, we have had numerous internal discussions with key members of management, including Jeffrey Noddle, our Chairman and Chief Executive Officer, Pamela Knous, our Executive Vice President and Chief Financial Officer, and David Boehnen, our Executive Vice President overseeing legal matters. In our discussions, we have analyzed Item 101 and SFAS 131 as well as the purpose of the rules taken in their totality. In all instances, management believes that our disclosure must align with how we view our business as well as how we operate that business.

As we have previously stated, we manage our business according to our reported segments, retail food and supply chain services, not according to product groupings. In general, we view our product groups as similar because they have similar economic characteristics, procurement processes and are sold to the same group of customers. Changes in gross margins in any particular product group are frequently part of a strategy designed to drive sales in other product groups and are not necessarily indicative of long-term profit potential for that particular product group.

Similarly, product groupings and items within product groupings vary across our banners. In some instances, the similarities between products in different categories may be more significant than the differences that may arise within categories. Consequently, product group distinctions could change frequently and could be viewed as arbitrary.

Furthermore, many of our products are included in different product groups at the same time. Over-the-counter drugs, health and beauty items are included in both our pharmacy and our general merchandise departments. Our products are generally marketed and promoted across many product categories. For example, our sandwich meats, cheeses and related products are each included in our deli, grocery and meat departments.

We have also reviewed the disclosure of other retail companies, and in particular retail food companies, and we believe that our disclosure of revenue is in line with others within our industry.

We still believe that our disclosures are appropriate. However, if the Staff continues to request additional disclosure on this issue, we will add the following or substantially similar disclosure in future filings under “Item 1. Business” and in the notes to the financial statements:

“Products

Percentages of Retail food segment net sales by each class of similar products were as follows:

	2008	2007	2006
Food products	81%	82%	87%
Non-food products	19	18	13

	100%	100%	100%

The Supply chain services segment sales primarily include wholesale distributions of Food products.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please call me directly at 952-828-4082 or Burt Fealing in our legal department at 952-828-4289.

Sincerely,

/s/ Sherry M. Smith
Sherry M. Smith Senior Vice President, Finance